Filed by Ruckus Wireless, Inc.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-9

under the Securities Exchange Act of 1934

Subject Company: Ruckus Wireless, Inc.

(Commission File No. 001-35734)

Brocade Announcement Sales FAQ

April 4, 2016

Q: Why is Brocade acquiring Ruckus?

A: Digital transformation necessitates the need for companies to move to new network architectures that are agile, open, and allow for the delivery of services from the data center to the network edge. Wireless is a critical element at the edge of these modern, New IP network architectures. This deal will enable a major step forward for Brocade in its vision to build a new type of networking company for the modern era of digital business, one in which the network becomes a platform for business innovation.

Q: Do Ruckus Big Dogs channel partners automatically become Brocade partners?

A: All existing Ruckus channel partners will continue to be part of the Ruckus Big Dogs program. The Ruckus Big Dogs program (including discount tiers, deal registration, volume incentive rebates, and other channel incentives) will continue to operate unchanged for the foreseeable future. We intend to introduce enhancements to the Big Dog program during the Big Dogs events in Berlin in April and Tokyo in May.

Q: Will the Ruckus sales management reporting structure change?

A: No. We do not plan to make any near-term changes to the management structure in the sales and sales engineering organization at Ruckus. Your current manager will remain your manager. Once the two teams get together and start to discuss opportunities for collaboration, joint account planning and partner management, we will consider any changes that make sense and drive productivity.

Q: Will the Ruckus sales coverage and customer segmentation model (introduced at SKO) change as a result of this acquisition?

A: There are many similarities between the Ruckus and Brocade sales coverage models. Given the similarities in coverage and roles, we do not anticipate any near-term material changes in the way the Ruckus sales team is organized.

Q: Will the Ruckus sales team’s quota and compensation change?

A: We don’t expect any changes in Q2. We are leaving open the option to change quotas and compensation in 2H ’16. The Brocade fiscal year is November to October, so some change may be required to fall in line with the Brocade fiscal year.

Q: Will Ruckus sales teams be able to sell Brocade products?

A: Until the close of the acquisition, Ruckus and Brocade must continue to operate as independent companies. Post-close sales coverage is to be determined during integration planning discussions. For Ruckus, pre-close there will be no changes to the compensation plan and quotas. Our number one priority is to ensure Ruckus hits our revenue plan over the next two quarters. We will continue to work with the Brocade sales teams as we have for the past few quarters to identify opportunities for joint sales engagement and pipeline development. After close, we will look at opportunities for Ruckus sales teams to benefit from introducing Brocade sales teams into accounts where they can sell campus LAN products.

Q: Will Brocade reps be able to sell Ruckus products?

A: Until the acquisition closes, Ruckus and Brocade must continue to operate as independent companies. Post-close sales coverage is to be determined during integration discussions.

Q: When can the Ruckus sales team begin to engage in joint go-to-market activities with the Brocade sales team?

A: Until the close of acquisition, both Ruckus and Brocade will operate as independent and stand-alone companies. However, we will continue to engage with Brocade sales teams in joint solutions selling activity and pipeline development activities as has been the practice for the past two quarters. Prior to the announcement, Ruckus and Brocade sales teams have been working together for several months as strategic partners building pipeline and driving opportunities.

Q: What about Ruckus’ strategic partnership with Juniper Networks? Will that be impacted?

A: We intend to continue to partner with Juniper to win new business against our primary competitors, Cisco and HP/Aruba. Brocade’s message to the market will be focused on open networks and as such, it is our intention to continue to partner with Juniper and other switching manufacturers based on customer preference. We also expect Brocade to continue to cooperate with other Wi-Fi vendors, consistent with their open networks message.

Q: Does this impact the current Juniper/Ruckus SPIFF?

A: We intend to continue the current Juniper/Ruckus SPIFF.

The exchange offer for the outstanding shares of Ruckus Wireless referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Ruckus Wireless or Brocade, nor is it a substitute for any offer materials that Brocade and Purchaser will file with the SEC. At the time the exchange offer is commenced, Brocade and Ruckus Wireless Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Brocade (“Purchaser”), will file a tender offer statement on Schedule TO, Brocade will file a registration statement on Form S-4, and Ruckus Wireless will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION.

RUCKUS WIRELESS’S STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF RUCKUS WIRELESS’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES.

The Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Ruckus Wireless’s stock at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies of the exchange offer materials and the Solicitation/Recommendation Statement may be obtained for free by contacting Brocade’s Investor Relations department at (408) 333-0233 or at Investor-Relations@Brocade.com. Additional copies of the Solicitation/Recommendation Statement may be obtained for free by contacting Ruckus Wireless’s Investor Relations department at 408-469-4659 or at ir@ruckuswireless.com.

In addition to the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, Brocade and Ruckus Wireless file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Brocade and Ruckus Wireless at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Brocade’s and Ruckus Wireless’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Forward-Looking Statements

This communication contains certain forward-looking statements about the acquisition of Ruckus Wireless, Inc. by Brocade Communications Systems, Inc., estimated benefits from the proposed acquisition, business strategies, market potential, future prospects, and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the satisfaction of conditions to the proposed acquisition. These forward looking statements speak only as of the date of this communication, and each of Ruckus and Brocade expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Ruckus’ or Brocade’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Ruckus and Brocade, including the most recent Forms 10-K and 10-Q, for additional information about Ruckus and Brocade and about the risks and uncertainties related to the business of each of Ruckus and Brocade which may affect the statements made in this communication.